                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          CONSOLIDATED PICTURES CORP.
                                (NAME OF ISSUER)

                    COMMON STOCK, PAR VALUE $0.0001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)
                                  209783 10 9
                                 (CUSIP NUMBER)

                                   BECKY PACK
                             2789 North East Fifth St.
                             Pompano Beach, FL 33062
                                 (954) 592-1154
                   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                November 6, 2004
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sec.Sec.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934
("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

|1|  NAMES  OF  REPORTING  PERSONS
       S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON
       Becky Pack
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|2|  CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP  *       (a)[ ]
                                                                        (b)[ ]
--------------------------------------------------------------------------------
|3|  SEC  USE  ONLY
--------------------------------------------------------------------------------
|4|  SOURCE  OF  FUNDS*
       OO
--------------------------------------------------------------------------------
|5|  CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS
       REQUIRED  PURSUANT  TO  ITEMS  2(d)  or  2(e)                         [ ]
--------------------------------------------------------------------------------
|6|  CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
       United  States
--------------------------------------------------------------------------------
                        |7|  SOLE  VOTING  POWER
NUMBER  OF                     1,450,300
SHARES                  --------------------------------------------------------
BENEFICIALLY            |8|  SHARED  VOTING  POWER
OWNED  BY  EACH                N/A
REPORTING               --------------------------------------------------------
PERSON  WITH            |9|  SOLE  DISPOSITIVE  POWER
                               1,450,300
--------------------------------------------------------------------------------
|10|  SHARED  DISPOSITIVE  POWER
        N/A
--------------------------------------------------------------------------------
|11|  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
        1,450,300
--------------------------------------------------------------------------------
|12|  CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN ROW (11) EXCLUDES CERTAIN
        SHARES  *
        N/A
--------------------------------------------------------------------------------
|13|  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
        9.7%
--------------------------------------------------------------------------------
|14|  TYPE  OF  REPORTING  PERSON  *
        IN
--------------------------------------------------------------------------------

ITEM 1.  Security and Issuer

This Schedule 13D relates to the Common Stock of Consolidated Pictures
Corp. (the "Company").  The principal executive office of the Company is located at  1100 NW 163rd Drive, North Miami Beach, FL 33169.

Item 2.  Identity and Background
         (a)  Name: Becky Pack
         (b)  Residence or business address: 2789 Northeast Fifth Street,
              Pompano Beach, Florida 33062
         (c)  Present principal occupation or employment: N/A
         (d)  Whether or not, during the last five years, such person has been convicted in a criminal proceeding: None.
         (e)  Whether or not, during the last five years, such  person was a party to a civil proceeding of a judicial or administrative  body of competent  jurisdiction  and as a result of such proceeding was or is  subject  to a  judgment,  decree or final  order  enjoining future violations  of, or  prohibiting  or  mandating  activities subject to,  federal  or state  securities  laws or  finding  any violation with respect to such laws: None
         (f)  Citizenship. US

ITEM  3.  Source of Amount of  Funds  or  Other  Compensation
On November 6, 2004, Ms. Pack acquired 1,450,300 shares of stock as a gift from Mr.
Avery  Pack.
ITEM  4.  Purpose  of  Transaction
Ms.  Pack  acquired  the  securities  of  the  Company  as a gift.

Ms.  Pack  does  not  have  any plans or proposals which relate to or result in:
          (a)  the  acquisition  by  any person of additional securities of
               Consolidated Pictures Corp., or the disposition of securities of
               Consolidated Pictures Corp.;
          (b)  an extraordinary transaction, such as a merger, reorganization or liquidation, involving Consolidated Pictures Corp. or any of its  subsidiaries;
          (c)  a sale or transfer of a material amount of assets of Consolidated
               Pictures Corp. or any  of  its  subsidiaries;
          (d)  any change  in  the  present board of directors or management of
               Consolidated Pictures Corp.;
          (e)  any material  change  in  the present capitalization or dividend policy of  Consolidated Pictures  Corp.;
          (f)  any  other material changes in Consolidated Pictures Corp.’s business  or  corporate  structure;
          (g)  changes  in Consolidated Pictures Corp.'s charter, bylaws or instruments  corresponding  thereto,  or  other actions which may impede  the  acquisition  of  control  of  Consolidated Pictures
               Corp. by  any  person;
          (h)  causing a class of securities of Consolidated Pictures Corp.
               to be delisted from a national securities exchange or cease to be authorized  to be quoted in an inter-dealer quotation system of a registered  national  securities  association;
          (i)  a  class of equity securities of Consolidated Pictures Corp.
               becoming  eligible  for  termination  of registration pursuant to
               Section  12(g)(4)  of  the  Securities  Exchange  Act of 1934; or
          (j)  any  action  similar  to  any  of  those  enumerated  above.

ITEM  5.  Interest  in  Securities  of  the  Issuer
     (a)  Ms. Pack beneficially owns 1,450,300 shares of common stock, $0.0001 par  value,  of Consolidated Pictures Corp. The shares of common stock beneficially owned by Ms. Pack constitute approximately 9.7% of the total number  of  shares of common stock of Consolidated Pictures
          Corp.,  based  upon 14,879,900 shares of common stock outstanding as  of  November  6,  2004.
     (b)  Ms.  Pack  has  the  sole power to vote or to direct the vote, and the sole  power  to  dispose  or  to  direct the disposition of the shares beneficially  owned  by  her.
     (c)  Ms. Pack  acquired  the  common stock as a result of a gift from Mr.
          Avery Pack.
     (d)  No  other  person  has the right to receive or the power to direct the receipt  of  dividends  from  or  the  proceeds  from  the sale of the securities  beneficially  owned  by  Ms.  Pack.
     (e)  Not  applicable.

ITEM  6. Contracts, Arrangements, Understanding or Relationships with Respect to
Securities  of  the  Issuer
None.

ITEM  7.  Material  to  be  Filed  as  Exhibits
None.

                                    SIGNATURE

     After  reasonable  inquiry  and  to  the best of my knowledge and belief, I certify  that  the information set forth in this statement is true, complete and correct.

Dated:  November 16, 2004                           By: /s/Becky Pack
                                                    ------------------------
                                                          Becky Pack